# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Real Messenger Corporation, CIK 0001983324
CUSIP: G7410G106
Title of class of securities: Ordinary Shares
Address of issuer's principal executive offices: 695 Town Center Drive, Suite 1200, Costa Mesa, California (CA), 92626
Date of event which requires filing of this statement: 03/25/2026
Amends the filing with accession number 0001493152-25-028429
Filed by CIK 0002099450
Persons authorized to receive notices and communications: Kwai Hoi MA, 695 Town Centre Drive, Suite 1200, Costa Mesa, California (CA), 92626, 1-657-408-8684

## Reporting persons
- Kwai Hoi MA (CIK 0002099450): type of reporting person: individual (IN); citizenship or place of organization: United Kingdom (X0); member of a group; source of funds: other (OO); sole voting power 7,217,555; shared voting power 0; sole dispositive power 7,217,555; shared dispositive power 0; aggregate amount beneficially owned 7,217,555 (65.86% of the class)
  Comment: (1) Comprised of (i) 4,807,680 Class B Ordinary Shares owned by Bloomington DH Holdings Limited, a holding company owned and controlled by Kwai Hoi MA; (ii) 1,129,875 Class A Ordinary Shares converted from promissory notes; and (iii) 1,080,000 Class B Ordinary Shares and 200,000 Class A Ordinary Shares owned by Edinburgh DH Holdings Limited, a holding company owned and controlled by the spouse of Kwai Hoi, Ma. Therefore, Kwai Hoi MA has the voting and dispositive control over the shares held by each of these entities. The aforementioned 200,000 Class A Ordinary Shares consists of 100,000 Class A ordinary shares transferred from Nova Pulsar Holdings Limited and 100,000 Class A ordinary shares issued upon the conversion of a 2023 Convertible Note purchased in the 2023 Private Placement.
  
  (2) Each holder of Class A Ordinary Shares is entitled to one (1) vote per share and each holder of Class B Ordinary Shares is entitled to ten (10) votes per share on all matters submitted to them for vote. Class B Ordinary Shares are convertible at any time by the holder thereof into Class A Ordinary Shares on a one-for-one basis.
  
  (3)Percentage of class is calculated based on 10,958,961 Ordinary Shares, consisting of 5,071,281 Class A Ordinary Shares and 5,887,680 Class B Ordinary Shares outstanding (excluding 450,000 Class B Ordinary Shares that are holdback shares for eighteen months from the closing of Business Combination) as of April 1, 2026, which information was provided by the Issuer to the Reporting Persons on April 1, 2026.
- Bloomington DH Holdings Limited (CIK 0002099449): type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); member of a group; source of funds: other (OO); sole voting power 5,937,555; shared voting power 0; sole dispositive power 5,937,555; shared dispositive power 0; aggregate amount beneficially owned 5,937,555 (54.18% of the class)
  Comment: (1) Comprised of (i) 4,807,680 Class B Ordinary Shares; and (ii) 1,129,875 Class A Ordinary Shares converted from promissory notes. Bloomington DH Holdings Limited is 100% owned and controlled by Kwai Hoi MA. Therefore, Kwai Hoi MA has the sole voting and dispositive power over these shares.
  
  (2)Each holder of Class A Ordinary Shares is entitled to one (1) vote per share and each holder of Class B Ordinary Shares is entitled to ten (10) votes per share on all matters submitted to them for vote. Class B Ordinary Shares are convertible at any time by the holder thereof into Class A Ordinary Shares on a one-for-one basis.
  
  (3) Percentage of class is calculated based on 10,958,961 Ordinary Shares, consisting of 5,071,281 Class A Ordinary Shares and 5,887,680 Class B Ordinary Shares outstanding (excluding 450,000 Class B Ordinary Shares that are holdback shares for eighteen months from the closing of Business Combination) as of April 1, 2026, which information was provided by the Issuer to the Reporting Persons on April 1, 2026.

## Item 1. Security and Issuer
Title of class of securities: Ordinary Shares
Name of issuer: Real Messenger Corporation
Address of issuer's principal executive offices: 695 Town Center Drive, Suite 1200, Costa Mesa, California (CA), 92626
Comment: The following constitutes Amendment No. 1 ("Amendment No. 1") to the Schedule 13D filed with the Securities and Exchange Commission ("SEC") by Kwai Hoi MA and Bloomington DH Holdings Limited on December 19, 2025. This Amendment No. 1 amends and supplements the Schedule 13D as specifically set forth herein.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Schedule 13D is supplemented and superseded, as the case may be, as follows:

On July 17, 2025, the Reporting Persons received a transfer of 1,129,875 Class A Ordinary Shares of the Issuer from Nova Pulsar Holdings Limited, which consists of the shares in conversion of outstanding Notes owed to the Reporting Persons.

On March 25, 2026, Bloomington DH Holdings Limited entered into a Subscription Agreement with the Issuer, where the Issuer agreed to issue to Bloomington DH Holdings Limited 1,837,680 Class B Ordinary Shares of the Issuer at a price of US$0.5912 per Share, for a total purchase price of US$1,086,438.46. The total purchase price was funded by Kwai Hoi MA in the form of shareholder loans to the Issuer.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is supplemented and superseded, as the case may be, as follows:

On March 25, 2026, Bloomington DH Holdings Limited entered into a Subscription Agreement with the Issuer, where the Issuer agreed to issue to Bloomington DH Holdings Limited 1,837,680 Class B Ordinary Shares of the Issuer at a price of US$0.5912 per Share, for a total purchase price of US$1,086,438.46.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) of the Schedule 13D is supplemented and superseded, as the case may be, as follows:

The responses of each of the Reporting Persons with respect to Rows 11 and 13 on the cover pages of this Amendment No. 1 that relate to the aggregate number and percentage of Ordinary Shares are incorporated herein by reference. The percentage is calculated based on after giving effect to the transactions contemplated hereby.
Number of shares as to which each person has sole or shared power to vote or dispose:
Item 5(b) of the Schedule 13D is supplemented and superseded, as the case may be, as follows:

The responses of each of the Reporting Persons with respect to Rows 7, 8, 9, and 10 of the cover pages of this Amendment No. 1 that relate to the number of Ordinary Shares as to which each of the Reporting Persons referenced in Item 2 above has sole or shared power to vote or to direct the vote of and sole or shared power to dispose of or to direct the disposition of are incorporated herein by reference.
Transactions in the class effected during the past sixty days:
Item 5(c) of the Schedule 13D is supplemented and superseded, as the case may be, as follows:

The information set forth in Item 4 of this Amendment No. 1 is incorporated by reference.
Other persons with the right to receive dividends or sale proceeds:
Item 5(d) of the Schedule 13D is supplemented and superseded, as the case may be, as follows:

Except as described in Item 3 of this Amendment No. 1, no person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of the Issuer's Ordinary Shares beneficially owned by the Reporting Person as reported in this Amendment No. 1.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Subscription Agreement dated March 25, 2026 between the Company and the Purchaser (filed as Exhibit 10.1 to the Company's Current Report on Form 6-K filed on March 26, 2026 and incorporated by reference herein)

## Signatures
- Kwai Hoi MA: /s/ Kwai Hoi Ma, Kwai Hoi MA (04/01/2026)
- Bloomington DH Holdings Limited: /s/ Kwai Hoi Ma, Kwai Hoi MA, Director (04/01/2026)